PM

18006246

SEC Mail Processing Section
MAR 01 2018
Washington DC
408

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51249 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Williams, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Place, 1650 Market Street - 53rd Floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven T. Grant (215) 564-2802
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Steven T. Grant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Williams, L.P., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Commonwealth of Pennsylvania – Notary Seal
KIMBERLY N GRAMLICH – Notary Public
Philadelphia County
My Commission Expires Feb 24, 2020
Commission Number 1296471

Kimberly N. Gramlich
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] (o) A report on Internal Accounting Control
[X] (p) A report on the exemption provision to Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**GRANT WILLIAMS, L.P.**

**FINANCIAL STATEMENTS AND**

**SUPPLEMENTARY INFORMATION**

**AS OF DECEMBER 31, 2017**

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of:
Grant Williams, LP

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Grant Williams, LP (the "Company"), as of December 31, 2017, and the related statements of operations, changes in partners' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Supplementary Information**

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as

evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

February 26, 2018
Bala Cynwyd, PA 19004

**GRANT WILLIAMS, L.P.**
**DECEMBER 31, 2017**
**CONTENTS**

**GRANT WILLIAMS, L.P.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

ASSETS

| | |
|---|---|
| Cash | $ 60,308 |
| Investment Banking Receivable | 20,000 |
| Property and Equipment – at Cost, Net | 963 |
| Other Assets | 43,823 |
| TOTAL ASSETS | $ 125,094 |

LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| Liabilities: | |
| Accounts Payable and Accrued Expenses | $ 31,929 |
| TOTAL LIABILITIES | 31,929 |
| Liabilities Subordinated to Claims of General Creditors | 75,000 |
| Partners' Capital | 18,165 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ 125,094 |

The accompanying notes are an integral part of these financial statements

## GRANT WILLIAMS, L.P.
## STATEMENT OF (LOSS)
## FOR THE YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| Revenues: | |
| Investment Banking | $ 328,385 |
| Commissions | 7,874 |
| Mutual Fund Fees | 5,667 |
| Interest Income | 806 |
| Total revenue | 342,732 |
| Expenses: | |
| Employees' Compensation and Payments to Partners and Benefits | $ 325,485 |
| Clearance Fees | 13,500 |
| Other Operating Expenses | 68,666 |
| Total expenses | 407,651 |
| Net (Loss) | $ (64,919) |

The accompanying notes are an integral part of these financial statements.

**GRANT WILLIAMS, L.P.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | |
|---|---|
| Cash flows from operating activities: | |
| Net Loss | $ (64,919) |
| Adjustments to reconcile net loss to net cash used for operating activities: | |
| Depreciation | 1,520 |
| (Increase) decrease in operating assets: | |
| Clearing deposit | 51,158 |
| Other commissions receivable | 230 |
| Investment banking receivable | (20,000) |
| Prepaid Expense | 22,764 |
| Other assets | (2,029) |
| Increase (decrease) in liabilities: | |
| Accounts payable, accrued expenses | 20,823 |
| Payable to clearing organization | (8,253) |
| Total adjustments | 1,294 |
| Net cash used for operating activities | (63,624) |
| Cash flows from investing activities: | |
| Net cash used for investing activities | (0) |
| Cash flows from financing activities: | |
| Partners' Capital Contributions | 51,000 |
| Net cash provided by financing activities | 51,000 |
| Net increase in cash | 52,294 |
| Cash at beginning of year | 8,014 |
| Cash at end of year | $ 60,308 |

The accompanying notes are an integral part of these financial statements.

**GRANT WILLIAMS, L.P.**
**STATEMENT OF CHANGES IN PARTNERS' CAPITAL**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | Partners' Capital |
|---|---|
| Balance – Beginning of Year | $ 32,084 |
| Capital Contributions | 51,000 |
| Capital Withdrawals | (0) |
| Net Loss | (64,919) |
| Balance – End of Year | $ 18,165 |

The accompanying notes are an integral part of these financial statements.

**GRANT WILLIAMS, L.P.**
**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | |
|---|---|
| Subordinated Borrowings at January 1, 2017 | $ 75,000 |
| Proceeds from subordinated notes | 0 |
| Payments of subordinated notes | 0 |
| Subordinated Borrowings at December 31, 2017 | $ 75,000 |

The accompanying notes are an integral part of these financial statements.

**GRANT WILLIAMS, L.P.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2017**

## NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business:

Grant Williams, L.P., (the "Company"), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities services including executing principal transactions, agency transactions and offering advisory services.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d) Revenue:

The Company acts as an introducing broker and forwards all transactions for its customers to another FINRA member firm on a fully disclosed basis. Commission income and expenses, and related clearing expenses on customer transactions are reported on a trade date basis. Mutual Fund Fees received (12b-1 fees) are recognized as income by the Company as received from the Fund Company. The company generates most of its revenue by investment banking fees.

(e) Furniture and Equipment:

Furniture and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years.

## NOTE 2 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements with limited partners at December 31, 2017, are listed in the following:

| | |
|---|---|
| Subordinated Notes, 9 percent, due March 31, 2020 | 75,000 |
| Total | $ 75,000 |

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## NOTE 3 – EXPENSE SHARING AGREEMENT

As of March 1, 2017 the Company and CCMG entered into a new Expense Sharing Agreement on a month to month basis for the use of office space, computers, equipment and office supplies. This agreement may be terminated by either party by providing one months' notice. Total rent and office usage expense pursuant to the revised agreement is $1,100 per month.

## NOTE 4 – RELATED PARTY TRANSACTIONS

The Company and CCMG have entered into a solicitor referral arrangement pursuant to SEC Rule 206(4)-3, through which employees of the Company solicit clients to participate in the investment advisory activities of CCMG. CCMG paid the Company $0 in solicitor fees for this service during 2017.

## NOTE 5 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances may exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

The Company is engaged in various trading and brokerage activities whose counterparties primarily consist of broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The company generally does not require collateral or other security from its investment banking customers. During the fiscal year ended December 31, 2017 the company recognized approximately 96% of its revenue from two customers.

## NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities include the execution and settlement of various customer transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligation to pay for securities purchased or deliver securities to settle sale transactions. These customer omissions could expose the Company to the risk of loss if the Company were required to purchase or sell securities to offset the customer transaction at prevailing market prices. The Company seeks to minimize this risk though procedures designed to monitor the credit worthiness of its customers and to monitor the execution practices employed by the clearing agent.

**NOTE 7 – NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2017, the Company had total net capital of $28,379, which was $23,379 more than its minimum net capital requirement of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 112.51 to 1 and its debt to debt equity ratio was 0% at December 31, 2017. Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

**NOTE 8 – INCOME TAXES**

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

**NOTE 9 – SUBSEQUENT EVENT**

In preparing these financial statements, the company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and or disclosed on the financial statements. Such evaluation is performed through February 26, 2018. Based on the definition and requirements of the Subsequent Event Topics of FSAB accounting standards codification, management of Grant Williams, LP is not aware of any subsequent events that would require disclosure in the financial statements.

## NOTE 10 - RECENT ACCOUNTING PRONOUNCEMENTS

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has selected a transition method to recognize a cumulative effective change to opening retained earnings in the year of adoption of the standard. As a result of this method, the Company will have no change to retained earnings as of January 1, 2018. In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to- use asset representing its right to use the underlying asset for the lease term. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements

## *SUPPLEMENTARY INFORMATION*

## SCHEDULE I

## GRANT WILLIAMS, L.P.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2017

NET CAPITAL

| | | |
|---|---|---|
| Total partners' capital qualified for net capital | $ 18,165 | |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | 75,000 | |
| Total capital and allowable subordinated liabilities | $ 93,165 | |
| Deductions and/or charges: | | |
| Investment Banking Receivable | | 20,000 |
| Property and Equipment – At Cost, Net | | 963 |
| Other assets | | 43,823 |
| | | 64,786 |
| Net capital before haircuts on securities positions | | 28,379 |
| Haircuts on securities positions: | | 0 |
| Net Capital | | $ 28,379 |

## SCHEDULE I

## GRANT WILLIAMS, L.P.
## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2017

| | |
|---|---|
| AGGREGATE INDEBTEDNESS | |
| Items included in Statement of Financial Condition | |
| Accounts payable and accrued expenses | $ 31,929 |
| Total aggregate indebtedness | $ 31,929 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | |
| Minimum net capital requirement | $ 5,000 |
| Excess net capital at 1500% | $ 33,900 |
| Excess net capital at 1200% | $ 32,900 |
| Ratio: aggregate indebtedness to net capital | 112.51 to 1 |

**Note:** There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.

## SCHEDULE II

## GRANT WILLIAMS, L.P.
## RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2017

Grant Williams, L.P. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. As of December 28, 2017 the clearing account has been closed.

**ROMEO & CHIAVERELLI LLC**
**ONE BALA PLAZA**
**SUITE 234**
**BALA CYNWYD, PA 19004**

## Report of Independent Registered Public Accounting Firm
## Exemption Report Review

To the Partners of:
Grant Williams, LP

We have reviewed management's statements, included in the accompanying Exemption Report, on which identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Grant Williams LP claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Grant Williams LP stated that Grant Williams LP met the identified exemption provisions throughout the most recent fiscal year without exception. Grant Williams LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Williams LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

February 26, 2018

GRANT WILLIAMS, LP
INVESTMENT SECURITIES, REGISTERED INVESTMENT ADVISORS

February 26, 2018

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Grant Williams LP claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2017 to December 31, 2017.

2. Grant Williams LP met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2017 to December 31, 2017 without exception.

Sign: Date: 2/26/18

Steven T. Grant

President

One Liberty Place ■ 53rd Floor 1650 Market Street Philadelphia, PA 19103 PH 215.564.2802 Fax 215.564.2805